EXHIBIT 1

Media Release

30 October 2003

Mayne purchases oncology drugs for the US market

Mayne Group Limited has reached agreement with Xanodyne Pharmacal, Inc. for the acquisition of two injectable oncology products, methotrexate sodium (methotrexate) and leucovorin calcium (leucovorin), in the US market.

Methotrexate is indicated for use in treating a range of cancers, while leucovorin is used to counteract the toxic side effects of certain chemotherapy treatments, including methotrexate.

Mayne is acquiring the trademarks, dossiers and associated contracts for both products. The total purchase price is $US6.6 million plus inventory at cost, and the forecast EBITA contribution for the 12 months following the acquisition is expected to be in the order of $US2.0 million.

Mayne expects to take over selling the products in November this year. Markets for both products are mature.

Mayne’s Group Managing Director and Chief Executive Officer, Mr Stuart James, said that both products further extend Maynes specialty focus in the oncology field in the US and provide greater market presence.

“The introduction of methotrexate and leucovorin combine well with the addition of paclitaxel in the US and builds on last years launch of pamidronate, altogether enhancing our generic oncology product range for our customers,” Mr James said.

“We have a good understanding of these two products because we manufacture and market them in our other major regions and this transaction means our entry to the US market is on a well established sales base. It also demonstrates our ongoing commitment to growth in the US market,” Mr James said.

Mayne Group Limited is listed on the Australian Stock Exchange and has businesses in pharmaceuticals (the manufacture of injectable and oral pharmaceuticals for distribution to more than 50 countries), health services (pathology, diagnostic imaging, medical centres, pharmacy services) and health-related consumer products. Mayne has recently announced it has entered an agreement to divest its Hospitals business.

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